July 28, 2014

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K
Filed February 26. 2014
File No. 1-4881

Dear Mr. O’Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated July 16, 2014, to Ms. Kimberly Ross, Executive Vice President and Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis

Comment 1

1.
We note the disclosure on page 5 regarding the implementation of your enterprise resource planning (ERP) system on a worldwide basis. Please tell us and revise future filings, beginning with your Form 10-Q for the period ended June 30, 2014, to quantify to the extent material the impact of such implementation on your results of operations, financial condition and liquidity.

Response 1

We acknowledge the need to quantify, to the extent material, the impact of the implementation of our enterprise resource planning (“ERP”) system on our results of operations, financial condition and liquidity. In recent years the impact of the ERP implementation has not been material to our consolidated results of operations, financial condition and liquidity, and is not expected to be material in the foreseeable future. If the impact on our expenses or capital expenditures associated with the ERP implementation were to be material in the future, we will disclose these as appropriate, in the Management’s Discussion and Analysis of our Form 10-Ks and / or Form 10-Qs.

Comment 2

2.
We note Avon France filed a petition relating to the resolution on an unprofitable business there and that it was appointed a receiver to facilitate the matter. Please tell us the facts and circumstances surrounding this matter and tell us your consideration for disclosure in your Form 10-K.

Mr. Terence O’Brien

July 28, 2014

Response 2

The financial results of the France market have not been material to the financial results of Avon. In 2013, revenue for France represented less than one-quarter of one percent of our consolidated financial results and less than one percent of our Europe, Middle East & Africa segment results. During 2013, Avon France generated an insignificant operating loss. In addition, the assets of Avon France were immaterial to our consolidated financial results. In light of the size of Avon’s operations in France we did not believe that any additional disclosures were required in our Form 10-K.

We would like to advise the Staff that we anticipate noting that the France market is now closed in our Form 10-Q for the quarterly period ended June 30, 2014. This anticipated disclosure is in line with our previous disclosures regarding the closure of certain other smaller, under-performing markets. In addition, we would like to advise the Staff that, on the basis of materiality, we will not be reporting France as a component of discontinued operations in future filings.

We are providing the following supplemental information regarding the facts and circumstances surrounding Avon France.

An Avon subsidiary, most recently under the name of Avon S.A.S. (“Avon France”), has been operating in the French market since 1964. For many years, Avon France has struggled to achieve financial success. Since 2000, Avon France experienced a significant decline in sales and profits. Avon France took measures to reduce its costs through various restructuring initiatives in an effort to continue its operations and improve its performance. Despite all the restructuring measures implemented, Avon France’s sales continued to decline and losses increased.

The losses of Avon France had been financed by its shareholders, other Avon entities (the “Group”). In March 2013, the Group notified Avon France that they would not continue financing beyond the funds already made available. In May 2013, due to Avon France’s inability to finance itself, Avon France filed a motion with a commercial court to designate an agent to assist Avon France in finding potential solutions, which included the following:

•	Assist Avon France in analyzing the consequences, on the business, of the cessation of financial support from the Group, and in conducting the discussions with the Group;

•	Promote the implementation of a lasting solution for Avon France, including potential reorganization activities; and

•	If necessary, seek opportunities to transfer the activity of Avon France or prepare in the best possible way for the liquidation in order to mitigate the potential negative impact thereof.

The agent concluded that, given the magnitude of the losses incurred by Avon France, he could not identify a solution that would allow Avon France to operate in a profitable manner and maintain its business activity. He recommended the President of Avon France file for a “suspension of payments.” Avon France subsequently filed with the court for a declaration of suspension of payments. In January 2014, the court ordered the opening of insolvency proceedings designating a receiver to assist Avon France in salvaging the business or finding potential buyers. The receiver concluded that neither option was viable and made a recommendation to the court to liquidate.

Mr. Terence O’Brien

July 28, 2014

In April 2014, the court issued its judgment to place Avon France into liquidation and appointed a liquidator. Since his appointment, the liquidator has been in charge of the business and is in the process of winding down the business and settling creditors’ claims.

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Jenn Do, Staff Accountant, United States Securities & Exchange Commission
Edward M. Kelly, Senior Counsel, United States Securities & Exchange Commission
Era Anagnosti, Staff Attorney, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP